

Mail Stop 4561

May 20, 2016

Richard Hersperger
Chief Executive Officer
Authentidate Holding Corp.
225 Centennial Drive
Gainesville, GA 30504

> **Re:** **Authentidate Holding Corp.**
> **Preliminary Proxy on Schedule 14A**
> **Filed May 11, 2016**
> **File No. 000-20190**

Dear Mr. Hersperger:

We have reviewed your filing and have the following comment. Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments.

Proposal 1, page 8

1. We note that you are seeking shareholder approval of certain earnout payments that you may be required to make to the former members of Peachstate Health Management LLC, d/b/a AEON Clinical Laboratories ("AEON") as a result of your acquisition of AEON. We note further that if you are unable to receive shareholder approval by May 31, 2016, then either you or the former members of AEON may rescind the AEON acquisition and all related transactions under the merger agreement. Pursuant to Note A of Schedule 14A, please revise your preliminary proxy statement to provide all of the information required by Item 14 of Schedule 14A. In particular, provide audited financial statements for AEON for the year ended December 31, 2015 and pro forma disclosure. Alternatively, tell us in your response letter why you believe that you are not required to provide this information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor

cc: Joseph Walsh, Esq.
        Troutman Sanders LLP